Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ENDOSURE, INC.
954 Ridgebrook Road, STE 220
Sparks Glencoe, MD 21152
https://endosure.com

Up to $1,234,998.75 in Common Stock at $3.75
Minimum Target Amount: $123,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ENDOSURE, INC.
Address: 954 Ridgebrook Road, STE 220 , Sparks Glencoe, MD 21152
State of Incorporation: DE
Date Incorporated: July 07, 2022

Terms:

Equity

Offering Minimum: $123,997.50 | 33,066 shares of Common Stock
Offering Maximum: $1,234,998.75 | 329,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $247.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Endosure Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Endosure, Inc. was created based upon a newly discovered technology that uses gastrointestinal myoelectrical activity (GIMA) signals collected by an electrogastrogram (EGG) or an electroviscerogram (EVG) to identity the unique energy signature inseparably correlated only with the presence of endometriosis. We believe the EndoSure Test is uniquely poised to change the diagnostic paradigm for endometriosis and facilitate the pathway to early diagnosis, which in turn is expected to enhance timely treatment options and new treatment discoveries. We believe Endosure has developed the only non-invasive, 30-minute endometriosis diagnostic test to detect endometriosis at any stage (I, II, II,I or IV) that fills the diagnostic vacuum, which is expected to improve the lives and livelihoods of the hundreds of millions of women that suffer from this disease year after year. Supporting the Company's compelling technology is a world-class senior team with transformational skills to help enhance commercialization.

Competitors and Industry

At a minimum, approximately 10% of woman globally are impacted by endometriosis. Today, there are over 200 million women suffering daily from this disease around the world. In addition, there are approximately 1.5 billion women worldwide who would be eligible and benefit from screening for this disease. The USA market is segmented into over 180,000 points of sale primarily in OBGYN centers, pelvic pain clinics, wellness centers, primary care and & pediatrics physicians, to name a few. To our knowledge, in the US market, there is not a single device or test that has been cleared by the FDA to diagnose this devastating disease that afflicts women from menarche through menopause.

The endometriosis market is expected to grow from $1bn in 2020 to almost 3bn by 2030 (10.6% CAGR). This growth is being driven by increased awareness and recognition of the disease and the development of new diagnostics and therapeutic options. This underscores a growing need for a noninvasive highly accurate, efficient and effective diagnostics as well as the post treatment follow up testing, which only Endosure is able to provide at this time.

According to our research, there are currently no approved or FDA cleared tests or devices to diagnose Endometriosis. Further, we believe the Endosure test and technology is the only noninvasive highly accurate 30-minute test, that detects all stages of disease regardless of medication use or surgical stage or location of the disease. All other potential competitors require either high-cost imaging or the collection of biological specimen, like blood, saliva, menstrual fluid, or direct biopsy of uterine tissue that has logistical challenges of handling and disposal of biological materials. Imaging studies like MRI and Transvaginal ultrasound exist but are expensive, resource intensive, require fixed high-cost facilities with highly trained personnel and are in short supply compared to the overwhelming demand. In addition, imaging is not effective post surgical therapy, and is only accurate for the 15% who have the most severe disease, leaving the majority or 85% of women without a diagnosis or even worse a false negative diagnosis.

Current Stage and Roadmap

Endosure is in the early commercialization stage. The Company has applied and is waiting for the Food and Drug Administration (FDA) and CE clearance to begin selling its product in the United States and throughout the European Union. Successful commercialization has occurred in countries that have already granted regulatory approval including the United Kingdom, Israel, Jordan, Kuwait, Saudi, Brazil and Canada.

We will continue to invest in those areas where regulatory clearance has occurred, while obtaining our regulatory clearance with the various regulatory bodies so that we can expand our commercialization plan. Once we receive regulatory approval in the US, EU and Australia, we intend to invest in our early-stage commercialization plan. We have already developed a market-ready, scientifically proven device that is easily manufactured and scalable under strict ISO protocols.

The Team

Officers and Directors

Name: Carlos Jose Babini

Carlos Jose Babini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, CEO
  Dates of Service: July, 2022 - Present
  Responsibilities: Carlos is the Founder and Chief Executive Officer. Carlos does not receive salary and holds Founder's Stock.

Name: Mark David Noar

Mark David Noar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Principle, Founder, Inventor, Chief Compliance Officer, Chief Strategy Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: Mark is a founder, inventor of the technology, and serves as the Chief Compliance Officer. Mark oversees operations, manufacturing, quality control, sales and marketing. Mark developed the technology and published the confirmatory studies and is the expert in representing and presenting the current and developing technical and medical aspects of the enterprise. Mark does not receive a salary and holds 48% of founders shares.

Other business experience in the past three years:

- Employer: 3CPM Company, Inc.
  Title: Chairman and CEO
  Dates of Service: June, 2002 - Present
  Responsibilities: Mark is the majority shareholder, inventor of the technology and the CEO and Chairman. He directs operations, research and development and has oversight of regulatory, sales, marketing and manufacturing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Endosure was formed on July 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Endosure has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively little to no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Company's Compliance officer's medical license was surrendered in 2019
The Company's Chief Compliance Officer, Chief Strategy Officer, and a member of its Board of Directors, Dr. Mark Noar, following his retirement and the sale of his practice, surrendered his medical license to the Maryland State Board of Physicians (the "MD Board") in 2019 following a determination by the MD Board that his continued practice posed a potential risk to public health, safety, and welfare for non-clinical reasons. Although Dr. Noar disputes the MD Board's findings, he chose not to pursue a remedial program offered by the MD Board, instead opting to exit clinical practice and focus on advancing the Endosure, medical device business. Though there may be two sides to every story, potential investors should be aware that regulatory actions regarding Dr. Noar's medical license may reflect on the Company's reputation and may impact the perception of its leadership. Additionally, the MD Board's findings and Dr. Noar's decision to step away from clinical practice could improbably affect the Company's operations or strategic initiatives in unforeseen ways.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Noar	1,920,000	Common Stock	48.0%
Carlos Babini	1,480,000	Common Stock	37.0%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 329,333 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2024
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing Event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,000,000
Use of proceeds: Founders shares.
Date: July 07, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Working capital
Date: October 10, 2022
Offering exemption relied upon: 144

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $14,850 compared to $224,716 due to growth in sales to distributors outside the U.S. in territories that the Company has developed relationships in as part of its sales growth strategy where the Endosure product is approved to sell.

Cost of Sales

Cost of sales for fiscal year 2022 was $5,400 compared to $22,999 associated with an increase in sales activity.

Gross Margins

Gross margins for fiscal year 2022 were 63% compared to 89% in 2023. The growth in gross margins is due to increased sales volume.

Expenses

Operating expenses for the year 2022 were $180,971 compared to $397,916 in 2023. The increase was primarily attributed to an increase in legal and regulatory costs, patent costs and general and administrative costs.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenues in territories where its product is approved for commercialization. We are of the opinion that historical cash flows will not be indicative of the cash flows expected for the future once regulatory approval is obtained to allow Endosure to sell its products in other markets. Historical cash flows were primarily generated through sales of product, convertible notes and from borrowings from 3CPM, Inc. Our goal is to generate positive cash flow from operations through the sale of our product once regulatory approval is obtained.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the company has capital resources in the amount of $16,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our sales initiatives and regulatory compliance which will allow us to continue as a going concern for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3-6 months. This is based on a current monthly burn rate of $40,000 for expenses related to salaries, overheads, regulatory costs and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the next twelve months. This is based on a projected monthly burn rate of approximately $100,000 and assumes increased expenses related to salaries and overheads, ongoing regulatory costs, sales and marketing, inventory and general and administrative costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including expanding offerings on convertible debt facility and through equity financing once the company is able to secure regulatory clearance. We anticipate that this would enable the company to sell its products in the U.S. and Europe.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2024

Related Party Transactions

- Name of Entity: 3CPM
  Names of 20% owners: Mark Noar and Carlos Babini
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of December 31, 2023, 3CPM Inc. has provided $153,157 in funds to the Company, and $131,264 as of December 31, 2022.
  Material Terms: These liabilities lack formal agreements and may be called for repayment at any time.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,997.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  35.0%
  We will use approximately 35% of the funds to hire key personnel for daily operations, including the following roles: office administration, sales and marketing, consultants, etc. This includes travel and entertainment expenses. Wages to be commensurate with training, experience and position.

- Inventory
  20.0%
  We will use approximately 20% of the funds on regulatory-related costs needed for us to sell the Endosure product in growth territories.

- Sales and Marketing Training
  7.5%
  We will use approximately 7.5% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, trade shows, clinical outreach and publications, promotional activities.

- Regulatory
  20.0%
  We will use approximately 20% of the funds on regulatory-related costs needed for us to sell the Endosure product in growth territories.

If we raise the over allotment amount of $1,234,998.75, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  20.0%
  We will use approximately 20% of the funds raised to purchase inventory for the manufacture of the Company's TRICORDER testing equipment in preparation of sales expansion.

- Company Employment
  35.0%
  We will use approximately 35% of the funds to hire key personnel for daily operations, including the following roles: office administration, sales and marketing, consultants, etc. This includes travel and entertainment expenses. Wages to be commensurate with training, experience and position.

- Regulatory
  20.0%
  We will use approximately 20% of the funds on regulatory-related costs needed for us to sell the Endosure product in growth territories.

- Sales and Marketing Training
  10.0%
  We will use approximately 10% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, trade shows, clinical outreach and publications, promotional activities

- Working Capital
  8.5%
  We will use approximately 8.5% of the funds to enhance our operational infrastructure and for day-day general operations. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://endosure.com (www.endosure.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/endosure

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ENDOSURE, INC.

[See attached]



Endosure, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Endosure, Inc. Management

We have reviewed the accompanying financial statements of Endosure, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 19, 2024

ENDOSURE, INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash equivalents	2,652	23,277
Accounts Receivable	1,376	-
Inventory	38,445	-
Total Current Assets	42,473	23,277
TOTAL ASSETS	42,473	23,277
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	63,174	6,711
Accounts Payable	82,152	3,726
Other Current Liabilities	22,448	12,729
Total Current Liabilities	167,774	23,166
Non-Current Liability:		
Notes Payable	100,000	40,000
Related Party Accounts Payable	153,157	131,264
Accrued Interest on Notes	1,463	400
Total Non-Current Liability	254,620	171,664
TOTAL LIABILITIES	422,394	194,830
SHAREHOLDERS' EQUITY		
Common Stock	400	400
Retained Earnings (Deficit)	(380,321)	(171,953)
TOTAL SHAREHOLDERS' EQUITY	(379,921)	(171,553)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	42,473	23,277

ENDOSURE, INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenue	224,716	14,850
Cost of Goods Sold	22,999	5,400
Gross Profit	201,717	9,450
Operating Expenses		
Advertising and Marketing	887	16,000
Salaries, Wages and Employee Benefits	63,041	30,837
General and Administrative	187,328	94,952
Legal and Professional	116,851	38,932
Patents and Copyrights	29,809	250
Total Operating Expenses	397,916	180,971
Total Loss from Operations	(196,199)	(171,521)
Other Income (Expense)		
Interest Expense	(10,962)	(400)
Other Expense	(1,207)	(32)
Total Other (Income) Expense	(12,169)	(432)
Earnings (Losses) Before Income Taxes, Depreciation, and Amortization	(208,368)	(171,953)
Net Loss	(208,368)	(171,953)

ENDOSURE, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount		
Beginning balance at 1/1/22	-	-	-	-
Issuance of Common Stock	4,000,000	400	-	400
Net loss			(171,953)	(171,953)
Ending balance at 12/31/22	4,000,000	400	(171,953)	(171,553)
Issuance of Common Stock	-		-	-
Net loss	-	-	(208,368)	(208,368)
Ending balance at 12/31/23	4,000,000	400	(380,321)	(379,921)

ENDOSURE INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(208,368)	(171,953)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Bad Debts Expense	4,673	-
Increase in:		
Accounts Receivable	(6,049)	-
Inventory	(38,445)	-
Increase in:		
Credit Cards	56,463	6,711
Accounts Payable	78,426	3,726
Other Current Liabilities	9,719	12,729
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	104,787	23,166
Net Cash used in Operating Activities	(103,581)	(148,787)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Notes Payable	60,000	40,000
Increase in Accrued Interest on Notes	1,063	400
Increase in Related Party Accounts Payable	21,893	131,264
Issuance of Common Stocks	-	400
Net Cash provided by Financing Activities	82,956	172,064
Cash at the beginning of period	23,277	-
Net Cash increase (decrease) for period	(20,625)	23,277
Cash at end of period	2,652	23,277

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Endosure, Inc. (the "Company") was formed in Delaware on July 7, 2022. The Company engages in the research, development, and manufacturing of non-invasive diagnostic equipment for the early detection of endometriosis using a 30-minute Artificial Intelligence (AI)-derived clinical decision support tool. Headquartered in Sparks Glencoe, Maryland, the Company serves a global customer base.

In the US, the Company employs a blended model of direct sales and sub-distributors to market directly to physicians, clinics, hospitals, and diagnostic centers, combined with high-profile patient awareness campaigns to drive business. Outside the US, it uses its established network of high-performing stocking distributors to expand and service markets in the EU, Middle East, Asia, and Latin America.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31,2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and 2022.

Cash

Cash is held at a leading U.S. financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Cash balances could exceed FDIC insured amounts at any given time; however, the Company has not experienced such losses and believes the risk of loss is minimal. The Company has no restricted cash as of December 31, 2022 and 2023.

Accounts Receivable

Trade receivables from customers are uncollateralized obligations due under normal trade terms and are stated at the amount billed. Payments are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, applied to the earliest unpaid invoices. While payments are generally collected upfront, some customers are allowed to pay on credit with terms up to 30 days. As of December 31, 2023, the Company has $1,376 in outstanding accounts receivable.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. Doubtful accounts recognized in 2023 amounted to $4,673. No doubtful accounts were recognized in 2022.

Inventory

Inventory consists of raw materials, in-transit inventory, and finished goods in the manufacture of the TriCorder testing device, including devices and consumables. Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method. As of December 31, 2023, the total inventory amounted to $38,445.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling its endometriosis diagnostic device (TriCorder) and disposable leads through distributors and direct channels in countries where regulatory approval has been granted.

The Company's payments are generally collected at the time of shipment, with orders invoiced upon shipment and payment due in 30 days. Most international customers have agreed to prepay the entire balance, and in certain cases, shipments are made only after cash is received.

The Company's primary performance obligation is to deliver the endometriosis diagnostic device and consumables. Revenue is recognized at the point in time when the product is shipped, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has filed its 2022 tax returns as of the date of these financials and is in the process of preparing its 2023 tax returns.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company exclusively licenses the endometriosis-specific diagnostic testing technology from 3CPM Inc., ("3CPM") and also provides the Company with shared office space. 3CPM also provides the Company with working capital on an as needed basis. The Company accounts for the working capital within the Related Party Payable. 3CPM is partly owned by two of the Company's major shareholders, who collectively hold a 60% interest in 3CPM.

As of December 31, 2023, 3CPM Inc. has provided $153,157 in funds to the Company, and $131,264 as of December 31, 2022. These liabilities lack formal agreements and may be called for repayment at any time.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a Convertible Notes Agreement with an external party on October 10, 2022, which has a maturity date of December 31, 2024 and bears an annual interest rate of 6%. The outstanding balance of the Notes Payable as of December 31, 2023 and 2022 is $100,000 and $40,000, respectively. The accrued interest as of December 31, 2023 and 2022 is $1,463 and $400, respectively.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.0001 per share. 4,000,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF ENDOSURE, INC

A Non-Invasive, 30-Minute Tool for Endometriosis Diagnosis

ENDOSURE, INC aims to transform endometriosis diagnosis with its non-invasive, 30-minute, AI-driven ENDOSURE TEST. This highly accurate tool uses a "razor and razorblade" model, combining the TRICORDER-3L device with proprietary EKG-type consumable leads to detect endometriosis across all stages of the disease. Fully developed and manufactured in the U.S., the test has distribution agreements in place in the UK, Brazil, Gulf States, Israel, and Canada, with CE MDR certification for Europe anticipated in Q4 2024, subject to regulatory approval. FDA approval submission is in process, targeting Q2 2025.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

endo sure TEST
Invest in ENDOSURE, INC.
To Our Knowledge, the Endosure Test is the Only Non-Invasive, 30-Minute, Highly Accurate Test for Instant Diagnosis of Endometriosis!
Help Us Empower 200 Million Women!

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$3.75 Per Share

MIN INVEST	VALUATION
$247.50	$15M

REASONS TO INVEST

To our knowledge, the Endosure Test is the only non-invasive, 30 minute, AI driven test for endometriosis that detects all 4 stages of disease with 99+% accuracy.

ENDOSURE, INC. empowers women with control over their healthcare, targeting the endometriosis market, which is projected to grow at a 10.6% CAGR from 2020 to $2.91B. in 2030.

EndoSure is entering the market with fully developed U.S.-manufactured technology. The ENDOSURE TEST has distribution agreements in place in the UK, Brazil, Gulf States, Israel, and Canada, with CE MDR certification submission underway, with a decision anticipated by Q4 '24. FDA approval submission is in process, targeting Q2 2025.

ENDOSURE IS IN EARLY COMMERCIALIZATION AND AWAITING FDA AND CE APPROVAL TO SELL IN THE U.S. AND EU. THE PRODUCT IS ALREADY AVAILABLE IN SELECT APPROVED MARKETS.

TEAM



Carlos Jose Babini • Board Member, CEO

With a track record of many successful launches that became standard of care with exits and proven ability to build private and public medical device companies Carlos Babini is a recognized leader in this space with reputation for building successful, world class organizations.
Past exits do not guarantee Endosure, Inc. will also have a successful exit. Investors should not assume a return on investment.

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Mark David Noar • Principle, Founder, Inventor, Chief Regulatory/Medical Officer, Chief Strategy Officer

Dr. Mark Noar brings to ENDOSURE more than 35 years of experience in hardware and software development and integration in the medical device industry as well as clinical and research-based practice in gastroenterology and surgery. Dr. NOAR has authored numerous publications and produced several award-winning video educational materials and simulators in endoscopy and laparoscopic surgery. He also serves as an advisor to the pharmaceutical, medical device and financial industries. Mark has a history of creating breakthrough technologies and has been credited with saving lives and limiting patient complications worldwide.

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THE PITCH

Revolutionizing Endometriosis Diagnosis

Endometriosis affects one in ten women which is over 190 million women globally, with an average diagnosis delay of 8.6 years, causing significant physical, emotional, and economic burdens. Current diagnostic methods are inadequate; they are invasive, costly, and with limited accuracy, contributing to a substantial unmet global need.

ENDOSURE, INC addresses this gap with the ENDOSURE TEST, which to our knowledge, is the only non-invasive, AI-driven test that provides accurate results in just 30 minutes by detecting a unique myoelectric signal associated with endometriosis. Easy to administer and cost-effective, the test empowers clinicians to make informed decisions and reduces the need for unnecessary diagnostic surgery. Unfortunately, after treatment, the disease can re-occur in some women. The test can also be uniquely used for post-treatment monitoring, regardless of treatment type to find out if the disease has raised its ugly head as well as to determine treatment effectiveness. Moreover, ENDOSURE TEST's accuracy rate is designed to remain high and is not significantly impacted by other coexisting conditions, according to available validation data. If endometriosis is present, we help physicians detect it. ENDOSURE, INC. has strong patent protection for current and future iterations of its disruptive technology. With distribution agreements in place in the UK, Israel, and Canada, the ENDOSURE TEST is fully developed in the USA, with CE MDR certification and FDA approvals are anticipated following the completion of the regulatory review process.

ABOUT

HEADQUARTERS

**954 Ridgebrook Road, STE 220
Sparks Glencoe, MD 21152**

WEBSITE

View Site

ENDOSURE, INC aims to transform endometriosis diagnosis with its non-invasive, 30-minute, AI-driven ENDOSURE TEST. This highly accurate tool uses a "razor and razorblade" model, combining the TRICORDER-3L device with proprietary EKG-type consumable leads to detect endometriosis across all stages of the disease. Fully developed and manufactured in the U.S., the test has distribution agreements in place in the UK, Brazil, Gulf States, Israel, and Canada, with CE MDR certification for Europe anticipated in Q4 2024, subject to regulatory approval. FDA approval submission is in process, targeting Q2 2025.

TERMS

Endosure, Inc

Overview

PRICE PER SHARE
$3.75

VALUATION
$15M

DEADLINE ⓘ
Nov. 27, 2024 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$247.50

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.75

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
33,066

MAX NUMBER OF SHARES OFFERED
329,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$42,473	$23,277
Cash & Cash Equivalents	$2,652	$23,277
Accounts Receivable	$1,376	$0
Short-Term Debt	$167,774	$23,166
Long-Term Debt	$422,394	$194,830
Revenue & Sales	$224,716	$14,850
Costs of Goods Sold	$22,999	$5,400
Taxes Paid	$0	$0
Net Income	-$208,368	-$171,953

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Endosure Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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